Exhibit 99.1

CNFinance Announces First Quarter 2021 Unaudited Financial Results

GUANGZHOU, China, May 27, 2021 /PRNewswire/ -- CNFinance Holdings Limited (NYSE: CNF) (“CNFinance” or the “Company”), a leading home equity loan service provider in China, today announced its unaudited financial results for the first quarter ended March 31, 2021.

First Quarter 2021 Operational and Financial Highlights

●	Total loan origination volume[1] was RMB2,841.8 million (US$432.5 million) during the first quarter of 2021, among which RMB1,063.1 million was first lien loan and RMB1,778.7 million was second lien loan.
●	Total outstanding loan principal[2] was RMB10.3 billion as of March 31, 2021, compared to RMB9.7 billion as of December 31, 2020. Under the collaboration model, the outstanding first lien loan principal was RMB3.5 billion and the outstanding second lien loan principal was RMB5.2 billion. Under the traditional facilitation model, the outstanding first lien loan principal was RMB0.7 billion and the outstanding second lien loan principal was RMB0.9 billion.
●	Total interest and fees income were RMB425.1 million (US$64.7 million) in the first quarter of 2021, a decrease of 13.9% from RMB493.7 million in the same period of 2020.
●	Net income/(losses) was a net income of RMB85.6 million (US$13.1 million) in the first quarter of 2021, compared to the net losses of RMB65.7 million in the same period of 2020.
●	Basic earnings/(losses) per ADS and diluted earnings/(losses) per ADS were RMB1.25 (US$0.19) and RMB1.19 (US$0.18), respectively, in the first quarter of 2021, compared to RMB(0.96) and RMB(0.96), respectively, in the same period of 2020.

“In the first quarter of 2021, CNFinance recorded strong operational results. In this quarter, the Company facilitated loans with a total size of RMB2.84 billion, increased by 142.7% from RMB1.17 billion in the first quarter of 2020. We recorded total interest and fees income of RMB425.1 million in this quarter, and our net income was RMB85.6 million in the first quarter of 2021, compared to the net losses of RMB65.7 million in the same period of 2020. As the COVID-19 has been effectively contained in China, our business operations were fully resumed in the first quarter of 2021. The increased demand for capital by MSE owners and the high efficiency of our collaboration model were the main drivers for our growth. Going forward, we will continue to devote ourselves in securing more funding sources and lowering the funding costs to meet the demands of our customers. We will seize this opportunity to expand our business and create higher value for our shareholders.”

First Quarter 2021 Financial Results

Total interest and fees income decreased by 13.9% to RMB425.1million (US$64.7 million) for the first quarter of 2021 from RMB493.7 million in the same period of 2020, primarily due to a decrease in the Company’s interest income on loans.

Interest and financing service fees on loans decreased by 13.7% to RMB422.0 million (US$64.2 million) for the first quarter of 2021 from RMB489.2 million in the same period of 2020, primarily due to lowered interest rates on loans facilitated in an effort to comply with the rules and regulations issued by relevant PRC regulatory authorities, including the Decisions of the Supreme People’s Court to Amend the Provisions on Several Issues concerning the Application of Law in the Trial of Private Lending Cases issued in August 2020.

[1]	Refers to the total amount of loans CNFinance originated during the relevant period.
[2]	Refers to the total amount of loans outstanding for loans CNFinance at the end of the relevant period.

Interest on deposits with banks decreased by 31.1% to RMB3.1 million (US$0.5 million) for the first quarter of 2021 from RMB4.5 million in the same period of 2020, primarily due to smaller average daily balance of time deposits.

Interest and fees expenses decreased by 22.2% to RMB156.3 million (US$23.8 million) for the first quarter of 2021, compared to RMB200.9 million in the same period of 2020, primarily due to the lower average interest rate of the borrowings under agreements to repurchase and other borrowings in the first quarter of 2021.

Net interest and fees income were RMB268.8 million (US$40.9 million) for the first quarter of 2021, a decrease of 8.2% from RMB292.8 million in the same period of 2020.

Collaboration cost for sales partners, representing sales incentives paid to sales partners, increased by 4.0% to RMB98.1 million (US$14.9 million) for the first quarter of 2021, compared to RMB94.3 million in the same period of 2020, attributable to the increased loan balance under the collaboration model.

Net interest and fees income after collaboration cost was RMB170.7 million (US$26.0 million) for the first quarter of 2021, representing a decrease of 14.0% from RMB198.5 million in the same period of 2020.

Provision for credit losses decreased by 93.8% to RMB13.7 million (US$2.1 million) for the first quarter of 2021 from RMB220.7 million in the same period of 2020. The decrease was mainly attributable to the combined effect of (a) the increase in outstanding loan principal under the collaboration model that was guaranteed by the Credit Risk Mitigation Positions(CRMPs) put up by the sales partners; and (b) lower probability of default (PD) under the current expected credit loss (CECL) model which takes into account the outlook of a more positive economy growth of China in the first quarter of 2021 as compared to that of the same period of 2020 under the impact of COVID-19 pandemic.

Net gains on sales of loans increased by 35.2% to RMB40.3 million (US$6.1 million) for the first quarter of 2021 from RMB29.8 million in the same period of 2020, primarily attributable to the increase of NPLs transferred to third-party purchasers and repurchased by sales partners.

Other gains, net increased by 2.6% to RMB7.8 million (US$1.2million) for the first quarter of 2021 from RMB7.6 million in the same period of 2020, primarily attributable to the increase of CRMPs forfeited by the sales partners.

Total operating expenses decreased by 6.3% to RMB94.2 million (US$14.3 million) for the first quarter of 2021, compared to RMB100.5 million in the same period of 2020.

Employee compensation and benefits increased by 7.9% to RMB49.0 million (US$7.5 million) for the first quarter of 2021 from RMB45.4 million in the same period of 2020, primarily attributable to the higher social security and housing fund as employee benefits during the first quarter of 2021 resulting from the cease of the phased reduction policy released by the Ministry of Human Resources and Social Security in reaction to the COVID-19 pandemic during the first quarter of 2020.

Share-based compensation expenses decreased by 69.7% to RMB4.7 million (US$0.7 million) for the first quarter of 2021 from RMB15.5 million in the same period of 2020. According to the Company’s share option plan adopted on December 31, 2019, approximately 50%, 30% and 20% of the option granted will be vested on December 31, 2020, 2021 and 2022, respectively. Related compensation cost of the option grants will be recognized over the requisite period.

Taxes and surcharges decreased by 48.5% to RMB6.7 million (US$1.0 million) for the first quarter of 2021 from RMB13.0 million in the same period of 2020, primarily attributable to a decrease in the non-deductible value added tax (“VAT”). The decrease in VAT was attributable to the characterization of certain amounts as “service fees charged to trust plans” which are a non-deductible item. According to Chinese tax regulations, “service fees charged to trust plans” incur a 6% VAT on the subsidiary level, but are not recorded as an input VAT on a consolidated trust plan level. “Service fees charged to trust plans” was significantly decreased in the first quarter of 2021 compared to the same period of 2020 due to maturity of some trust plans.

Operating lease cost decreased by 39.7% to RMB4.1 million (US$0.6 million) for the first quarter of 2021 as compared to RMB6.8 million for the same period of 2020, primarily due to the continued development of the collaboration model that allowed the Company to further reduce the office leasing costs which previously used to rent offices to accommodate sales staff.

Other expenses increased by 50.0% to RMB29.7 million (US$4.5#million) for the first quarter of 2021 from RMB19.8 million in the same period of 2020, primarily due to the recovery of COVID-19 pandemic, which led to the increase of promotion and advertising expenses and expenses associated with business trips of the employees.

Income tax benefit/(expense) was income tax expense of RMB29.2 million (US$4.4 million) for the first quarter of 2021, compared to income tax benefit of RMB16.5 million in the same period of 2020, primarily due to the fact that we recorded an income before income tax expense for the first quarter of 2021 as compared to a loss before income tax expense for the same period of 2020.

Effective tax rate increased to 25.5% for the first quarter of 2021, while in the first quarter of 2020 the Company had losses before income tax of RMB82.2 million, leading to a negative tax effect of the non-deductible share-based compensation expenses in the first quarter of 2020.

Net income/(losses) was a net income of RMB85.6 million (US$13.1 million) for the first quarter of 2021, compared to the net losses of RMB65.7 million in the same period of 2020.

Basic earnings/(losses) per ADS and diluted earnings/(losses) per ADS were RMB1.25 (US$0.19) and RMB1.19 (US$0.18), respectively, in the first quarter of 2021, compared to RMB(0.96) and RMB(0.96), respectively, in the same period of 2020. One ADS represents 20 ordinary shares.

As of March 31, 2021, the Company had cash, cash equivalents and restricted cash of RMB2.2 billion (US$0.3 billion), compared to RMB2.0 billion as of December 31, 2020, including RMB 1.3 billion (US$ 0.2 billion) and RMB1.0 billion from structured funds as of March 31, 2021 and December 31, 2020, respectively, which could only be used to grant new loans and activities.

The actual delinquency rate for loans originated by the Company decreased from 22.6% as of December 31, 2020 to 21.3% as of March 31, 2021. Under the collaboration model, the actual delinquency rate for first lien loans increased from 18.0% as of December 31, 2020 to 20.7% as of March 31, 2021, and the actual delinquency rate for second lien loans decreased from 15.6% as of December 31, 2020 to 13.6% as of March 31, 2021. Under the traditional facilitation model, the actual delinquency rate for first lien loans increased from 47.0% as of December 31, 2020 to 48.3% as of March 31, 2021, and the actual delinquency rate for second lien loans increased from 43.2% as of December 31, 2020 to 46.1% as of March 31, 2021.

The actual NPL rate for loans originated by the Company decreased from 11.7% as of December 31, 2020 to 10.9% as of March 31, 2021. Under the collaboration model, the actual NPL rate for first lien loans increased from 6.7% as of December 31, 2020 to 7.7% as of March 31, 2021, and the actual NPL rate for second lien loans increased from 4.6% as of December 31, 2020 to 4.9% as of March 31, 2021. Under the traditional facilitation model, the actual NPL rate for first lien loans increased from 38.2% as of December 31, 2020 to 39.0% as of March 31, 2021, and the actual NPL rate for second lien loans increased from 31.6% as of December 31, 2020 to 35.1% as of March 31, 2021.

Business Outlook

The extent to which the COVID-19 pandemic impacts the Company’s results of operations will depend on future developments of the pandemic in China and across the globe, which are subject to changes and substantial uncertainty and therefore cannot be predicted. For the second quarter of 2021, based on the information available as of the date of this press release, we expect net income to be no less than RMB50 million.

The above outlook is based on the current market conditions and reflects our current and preliminary estimates of market and operating conditions, which are all subject to substantial uncertainty.

Conference Call

CNFinance’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on Thursday, May 27, 2021 (8:00 PM Beijing/ Hong Kong Time on the same day).

Dial-in numbers for the live conference call are as follows:

International:	+1-412-902-4272
Mainland China	+86-4001-201203
United States:	+1-888-346-8982
Hong Kong:	+852-3018-4992
Passcode:	CNFinance

A telephone replay of the call will be available after the conclusion of the conference call until 11:59 PM ET on June 3, 2021.

Dial-in numbers for the replay are as follows:

International:	+1-412-317-0088
United States:	+1-877-344-7529
Passcode:	10156822

A live and archived webcast of the conference call will be available on the Investor Relations section of CNFinance’s website at http://ir.cashchina.cn/.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Exchange Rate

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.5713 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 31, 2021. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on March 31, 2021, or at any other rate.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “confident” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: its goals and strategies, its ability to achieve and maintain profitability, its ability to retain existing borrowers and attract new borrowers, its ability to maintain and enhance the relationship and business collaboration with its trust company partners and to secure sufficient funding from them, the effectiveness of its risk assessment process and risk management system, its ability to maintain low delinquency ratios for loans it originated, and relevant government policies and regulations relating to the Company’s corporate structure, business and industry. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

About CNFinance Holdings Limited

CNFinance Holdings Limited (NYSE: CNF) (“CNFinance” or the “Company) is a leading home equity loan service provider in China. CNFinance conducts business by collaborating with sales partners and trust company partners. Sales partners are responsible for recommending micro-and small-enterprise (“MSE”) owners with financing needs to the Company and the Company introduces eligible borrowers to its trust company partners who will then conduct their own risk assessments and make credit decisions. The Company’s primary target borrower segment is MSE owners who own real properties in Tier 1 and Tier 2 cities in China. The loans CNFinance facilitates are primarily funded through a trust lending model with its trust company partners who are well-established with sufficient funding sources and have licenses to engage in lending business nationwide. The Company’s risk mitigation mechanism is embedded in the design of its loan products, supported by an integrated online and offline process focusing on risks of both borrowers and collateral and further enhanced by effective post-loan management procedures.

For more information, please contact:

CNFinance

E-mail: ir@cashchina.cn

Tel: +86 180-2728-0883

CNFINANCE HOLDINGS LIMITED

Unaudited condensed consolidated balance sheets

(In thousands)

	December 31, 2020	March 31, 2021
	RMB	RMB	US$
Assets

Cash, cash equivalents and restricted cash	1,960,923	2,223,739	338,402
Loans principal, interest and financing service fee receivables (include loans held-for-sale of RMB586,206,781 and RMB583,203,729, with RMB76,013,067 and RMB122,508,717 measured at fair value as of December 31, 2020 and March 31, 2021, respectively)	9,688,941	10,354,727	1,575,750
Allowance for credit losses	659,479	637,612	97,030
Net loans principal, interest and financing service fee receivables	9,029,462	9,717,115	1,478,720
Investment securities	418,137	419,126	63,781
Property and equipment	4,716	3,905	594
Intangible assets and goodwill	3,230	4,546	692
Deferred tax assets	75,824	84,376	12,840
Deposits	114,052	119,514	18,187
Right-of-use assets	19,468	20,072	3,055
Other assets	607,684	650,624	99,010

Total assets	12,233,496	13,243,017	2,015,281

Liabilities and shareholders’ equity

Interest-bearing borrowings
Borrowings under agreements to repurchase	508,577	355,387	54,082
Other borrowings	5,649,669	6,692,961	1,018,514
Accrued employee benefits	29,627	16,606	2,527
Income taxes payable	154,807	164,386	25,016
Deferred tax liabilities	396,594	387,481	58,966
Lease liabilities	19,545	20,144	3,065
Credit risk mitigation position	1,209,729	1,297,336	197,424
Other liabilities	523,697	474,257	72,171

Total liabilities	8,492,245	9,408,558	1,431,765

Ordinary shares (3,800,000,000 shares authorized; 1,371,643,240 shares with USD0.0001 as par value issued as of December 31, 2020 and March 31, 2021)	917	917	140
Additional paid-in capital	999,663	1,004,354	152,839
Retained earnings	2,759,128	2,844,708	432,899
Accumulated other comprehensive losses	(18,457)	(15,520)	(2,362)

Total shareholders’ equity	3,741,251	3,834,459	583,516

Total liabilities and shareholders’ equity	12,233,496	13,243,017	2,015,281

CNFINANCE HOLDINGS LIMITED

Unaudited condensed consolidated statements of comprehensive income

(In thousands, except for earnings per share and earnings per ADS)

	Three months ended March 31,
	2020	2021	2021
	RMB	RMB	US$
Interest and fees income

Interest and financing service fees on loans	489,188	421,980	64,216
Interest on deposits with banks	4,498	3,082	469

Total interest and fees income	493,686	425,062	64,685

Interest and fees expenses	(200,894)	(156,259)	(23,779)

Net interest and fees income	292,792	268,803	40,906

Collaboration cost for sales partners	(94,271)	(98,068)	(14,924)

Net interest and fees income after collaboration cost	198,521	170,735	25,982
Provision for credit losses	(220,840)	(13,723)	(2,088)

Net interest and fees (losses)/income after collaboration cost and provision for credit losses	(22,319)	157,012	23,894

Realized gains on sales of investments, net	3,054	3,918	596
Net gains on sales of loans	29,809	40,304	6,133
Other gains, net	7,636	7,801	1,187

Total non-interest income	40,499	52,023	7,916

Operating expenses
Employee compensation and benefits	(45,355)	(48,956)	(7,450)
Share-based compensation expenses	(15,518)	(4,692)	(714)
Taxes and surcharges	(12,994)	(6,706)	(1,020)
Operating lease cost	(6,826)	(4,155)	(632)
Other expenses	(19,793)	(29,711)	(4,522)

Total operating expenses	(100,486)	(94,220)	(14,338)

(Losses)/Income before income tax expense	(82,306)	114,815	17,472
Income tax benefit/(expense)	16,543	(29,235)	(4,449)

Net (losses)/income	(65,763)	85,580	13,023

(Losses)/Earnings per share
Basic	(0.05)	0.06	0.01
Diluted	(0.05)	0.06	0.01
(Losses)/Earnings per ADS (1 ADS equals 20 ordinary shares)
Basic	(0.96)	1.25	0.19
Diluted	(0.96)	1.19	0.18

Other comprehensive income
Net unrealized income on investment securities	74	-	-
Foreign currency translation adjustment	4,530	2,936	447

Comprehensive (losses)/income	(61,159)	88,516	13,470